Filed by Neuberger Berman Group LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Altimar Acquisition Corporation

Commission File No. 001-39653

Date: December 23, 2020

NOTICE FOR DYAL CAPITAL PARTNERS INVESTORS

December 23, 2020

Dear Dyal Capital Partners Investor:

I am writing to update you with more information regarding the merger of Owl Rock Capital Group (“Owl Rock”) and Dyal Capital Partners (“Dyal”). This letter is an update to the notice we sent you on December 2, 2020.

Owl Rock and Dyal are combining to form Blue Owl Capital (“Blue Owl”), a publicly-traded alternative asset management firm. This combination brings together two industry leaders and integrates Owl Rock’s direct lending platform for middle-market companies with Dyal’s capital solutions and strategic support for alternative asset managers. Blue Owl is expected to be listed on the NYSE through a combination with Altimar Acquisition Corporation, a special purpose acquisition company (“SPAC”).

We believe that the combination of Dyal and Owl Rock, two leading businesses in their respective fields, will create the preeminent provider of holistic solutions to the alternative asset management community. Both Dyal and Owl Rock will continue to be led by their current long-tenured management and investment teams, and they will continue to employ the disciplined investment philosophies they have pursued since inception. Upon close, Blue Owl is expected to be listed on the NYSE under the new ticker “OWL.”

Blue Owl will have over $45 billion in assets under management and a global footprint. Through the Dyal business, Blue Owl will be one of the leading providers of GP capital solutions to private market managers, with 100% permanent capital that enables the formation of long-term, stable partnerships with leading alternative asset managers.

We believe that you, as a Dyal investor, will benefit from the expanded platform and a strategic combination that has been structured to avoid any disruption to the service you receive, our investment program or our strong alignment with our stakeholders.

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Dyal’s advantage in the GP stake sales and financing strategies will be further solidified by the creation of a platform that can help the broadest possible array of alternative asset managers address needs throughout their capital structures

•	The combined organization will have hundreds of distinct relationships across the alternative asset management universe, giving it vital access to investment opportunities

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At Blue Owl, Dyal will have access to a broad array of lending solutions that can support the needs of Dyal partner managers; Owl Rock will have access to equity solutions for the sponsors to whom they lend. This complementary approach should deliver value for present and future Dyal partner managers and investors.

We also believe that the broader alternative asset management community, and the firms with whom Dyal and Owl Rock partner, will also benefit from this combination. Managers will now have access to a broader platform of services from a long-term partner who can better support their growth with a full suite of capital and strategic resources.

Blue Owl will prioritize the continuity of Owl Rock’s and Dyal’s respective investment and leadership teams. Owl Rock and Dyal have similar entrepreneurial and team-oriented cultures that will support one another as the two firms become one. Blue Owl will combine the two organizations’ industry-leading, aligned management teams with proven track records and long-term orientations.

I will continue to lead the Dyal business, which will operate autonomously within Blue Owl, and our investment team and processes will remain consistent. Doug Ostrover, co-founder and CEO of Owl Rock will serve as the CEO of Blue Owl, while Owl Rock President Marc Lipschultz and I will be Co-Presidents of the combined entity. Owl Rock CFO Alan Kirshenbaum will serve as CFO of the combined entity. Owl Rock’s founders and Dyal’s senior management will own meaningful positions in the combined business alongside Neuberger Berman.

We will be following up in the coming weeks with additional information about the strategic combination as well as an investor consent for the associated change of control. Please remember that the information in this letter is confidential in nature, and, as always, do not hesitate to reach out with questions.

Michael Rees

Head of Dyal Capital Partners

Important Statement Regarding Information in this Letter

The information contained herein must be treated in a confidential manner and may not be reproduced or used in whole or in part, and it may not be disclosed in whole or in part without the prior written consent of Dyal Capital Partners (“Dyal”) and Neuberger Berman Group (“Neuberger”).

Forward Looking Statements

Certain statements made in this press release, and oral statements made from time to time by representatives of Owl Rock, Dyal and Neuberger Berman are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Statements regarding the potential combination and expectations regarding the combined business are forward-looking statements. In addition, words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

In addition to factors previously disclosed in Altimar’s reports filed with the SEC, including its registration statement on Form S-1 filed in connection with its initial public offering, and those identified elsewhere in this communication, important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) the inability of the parties to enter into a definitive agreement with respect to the potential combination or to complete the contemplated transactions; (ii) matters discovered by any of the parties as they complete their respective due diligence investigation of the other parties; (iii) the risk that requisite regulatory, corporate and other approvals and consents for the potential transaction are not obtained or are delayed; (iv) the inability to recognize the anticipated benefits of the proposed combination; (v) delays in signing or closing a transaction; (vi) difficulties, delays or unanticipated costs in integrating the operations or personnel of Owl Rock and Dyal; (vii) unexpected costs resulting from the transaction; (viii) changes in general economic conditions, including as a result of the COVID-19 pandemic and (ix) regulatory conditions and developments. Forward-looking statements speak only as of the date they are made, and none of Owl Rock, Dyal or Neuberger Berman undertakes any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Altimar has filed or will file from time to time with the SEC.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Altimar and Blue Owl. Altimar intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement and a prospectus of Altimar, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of Altimar, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Altimar are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Altimar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Altimar may be obtained free of charge from Altimar at www.altimarspac.com. Alternatively, these documents, when available, can be obtained free of charge from Altimar upon written request to Altimar Acquisition Corp., 40 West 57th Street, New York, New York 10019, Attn: Secretary, or by calling 212-287-6767.

Participants in the Solicitation

Altimar and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Altimar, in favor of the approval of the business combination. For information regarding Altimar’s directors and executive officers, please see Altimar’s final prospectus related to its initial public offering filed with the SEC on October 23, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

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